FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of December 2013

SANTANDER UK PLC

(Translation of registrant's name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

11.12.2013

SANTANDER UK PLC

BOARD CHANGES

Santander UK today announced that subject to regulatory approval Nathan Bostock will be appointed as Chief Risk Officer and Deputy CEO to Ana Botín and will join the Board of Santander UK as an Executive Director.

Nathan spent eight years at Santander UK and its predecessor company Abbey National plc in a variety of roles including as Board Director, CFO, Head of Products and Marketing, and Head of Financial Markets. He has most recently served as Group Finance Director (and previously as Head of Restructuring & Risk) at RBS Group.

Ana Botín said, “I am very pleased to announce that Nathan Bostock is returning to Santander as Chief Risk Officer and Deputy CEO. Nathan is a very experienced banker and I know I speak for my colleagues on the Board and throughout the UK when I say how pleased we are to welcome him back to Santander.

“After the past three years as Chief Risk Officer and Executive Director, during which time he has successfully led our work to build a world-class risk management team, Jose Maria Nus is returning to Spain to a senior role at our parent company where he is a senior executive vice-president. I want to thank Jose Maria for his dedication and invaluable counsel during this important time.

“Santander UK has made enormous progress over the past three years.

We continue to deliver ahead of our strategic plans and our recent successes include reaching 2.2 million loyal and satisfied customers in our 123 World; being identified as the first choice for customers who wish to switch banks, with 12 percent of all account switchers coming to us*; achieving the highest satisfaction rates for our 123 account among current account holders at the major banks*; and through a strong commitment to supporting UK companies we have increased our market share for SME lending from 3.6% to 5.7% ..”

Notes:

1. TNS Current Account Switching Index, November 2013

2. MoneySavingExpert.com Current Account Satisfaction Survey, August 2013

- Ends -

For further details, please contact:

Anthony Frost	(Head of UK Communications)	020 7756 6284
James S. Johnson	(Head of Investor Relations)	020 7756 5014
For more information contact:	ir@santander.co.uk

Additional information about Santander UK and Banco Santander

Banco Santander (SAN.MC, STD.N, BNC.LN) is a retail and commercial bank, based in Spain, with a presence in 10 main markets. Santander is the largest bank in the euro zone by market capitalization. Founded in 1857, Santander had EUR 1.342 trillion in managed funds, 102 million customers, 14,680 branches – more than any other international bank – and 186,785 employees at the close of June 2013. It is the largest financial group in Spain and Latin America. It also has significant positions in the United Kingdom, Portugal, Germany, Poland and the northeast United States. In the first half of 2013, Santander registered EUR 2,255 million in attributable profit, an increase of 29% from the same period of the previous year.

Santander UK is a leading financial services provider in the UK and offers a wide range of personal and commercial financial products and services. At 30 September 2013, Santander UK serves more than 15 million active customers with c. 20,000 employees, 1,190 branches (including agencies) and 37 regional Corporate Business Centres.

Banco Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK continues to have its preference shares listed on the London Stock Exchange. Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

Further information about Santander UK is available at the group’s website: www.aboutsantander.co.uk.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 11 December 2013	By / s / Jessica Petrie (Authorized Signatory)